BELLICUM PHARMACEUTICALS, INC.
2130 W. HOLCOMBE BLVD, STE. 800
HOUSTON, TX 77030

July 10, 2017
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Dorrie Yale

Re:    Bellicum Pharmaceuticals, Inc. (the “Company”)
Registration Statement on Form S-3 (File No. 333-219020)
    Registration Statement on Form S-3 (File No. 333-219021)
Acceleration Request
Requested Date:    Tuesday, July 12, 2017
Requested Time:    4:30 P.M. Eastern Standard Time
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statements on Form S-3 to become effective at 4:30 p.m. Eastern Time on July 12, 2017 or as soon thereafter as is practicable.
In connection with this request, the Company acknowledges that:

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should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filings; and

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact Karen E. Deschaine of Cooley LLP at (858) 550-6088.
Very truly yours,
BELLICUM PHARMACEUTICALS, INC.

/s/ Richard A. Fair
Richard A. Fair
President, Chief Executive Officer